Exhibit 99.1

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
ANNOUNCEMENT
RESULTS OF SPECIAL GENERAL MEETING
HELD ON 12 FEBRUARY, 2007

The Board is pleased to announce that the Ordinary Resolutions relating to (i) the Revised Caps; (ii) the Additional Continuing Connected Transactions and the New Caps; and (iii) the Financial Assistance were duly passed by the Shareholders attending and voting at the Special General Meeting either in person or by proxy or by their duly authorised representatives by way of poll at the Special General Meeting held on 12 February 2007. The Board also announces that the Ordinary Resolution for the proposed increase in authorised share capital and the Special Resolution for the proposed amendment to the Bye-Laws were also duly passed by the Shareholders attending and voting at the Special General Meeting either in person or by their duly authorised representatives by a show of hands at the Special General Meeting. All Shareholders are eligible to vote on the Ordinary Resolutions and the Special Resolution under the Listing Rules.
Reference is made to the announcement made by the Company dated 15 December 2006 relating to the revision of the annual caps for the Relevant Continuing Connected Transactions, the Additional Continuing Connected Transactions and the New Caps, the provision of Financial Assistance to/by connected persons, the proposed increase in authorised share capital and the proposed amendment to the Bye-Laws (collectively the “Matters”) and the circular issued by the Company dated 19 January 2007 relating to the Matters (the “Circular”). Unless otherwise defined, terms used herein shall have the same meanings as in the Circular.
As at the date of the Special General Meeting, the number of issued Shares of the Company was 3,668,390,900 Shares, which was also the total number of Shares entitling Shareholders to attend and vote for or against the Ordinary Resolutions in respect of the Revised Caps, the Additional Continuing Connected Transactions and the New Caps and the Financial Assistance. All Shareholders are eligible to vote on the Ordinary Resolutions under the Listing Rules. A total of 2,283,914,091 Shares were voted at the Special General Meeting in respect of the Ordinary Resolutions on the Revised Caps, the Additional Continuing Connected Transactions and the New Caps and the Financial Assistance.

*	for identification purposes only

The Board is pleased to announce that the Ordinary Resolutions relating to (i) the Revised Caps; (ii) the Additional Continuing Connected Transactions and the New Caps; and (iii) the Financial Assistance were duly passed by the Shareholders attending and voting at the Special General Meeting either in person or by proxy or by their duly authorised representatives by way of poll at the Special General Meeting held on 12 February 2007. The poll results are as follows:

Number of Shares voted
(approximate %)
Poll results in respect of the
		Ordinary Resolutions	For	Against

1		To approve the proposed maximum annual monetary value of the Relevant Continuing Connected Transactions for the two financial years ending 31 December 2008.	2,283,721,491 (99.9916%)	192,600 (0.0084%)
2	(a)	To ratify, confirm and approve the entering into of the framework agreements dated 15 December 2006 in respect of the Additional Continuing Connected Transactions to be entered into between the Company and its subsidiaries and connected persons of the Company and to approve the entering into of the Additional Continuing Connected Transactions pursuant to the framework agreements;	2,283,713,091 (99.9912%)	201,000 (0.0088%)
	(b)	To approve the proposed maximum annual monetary value of the Additional Continuing Connected Transactions for the two financial years ending 31 December 2008; and	2,283,714,491 (99.9913%)	199,600 (0.0087%)
	(c)	To authorise the Directors to take such actions and to enter into such documents as are necessary to give effect to the Additional Continuing Connected Transactions.	2,283,713,491 (99.9912%)	200,600 (0.0088%)
3	(a)	To ratify, confirm and approve the guarantee agreement dated 15 December 2006 between Shenyang XingYuanDong Automobile Component Co., Ltd. and Shenyang Brilliance JinBei Automobile Co., Ltd. in relation to the provision of cross guarantee for banking facilities of the other party up to RMB1.5 billion for a period of one year from 1 January 2007 to 31 December 2007 and to authorise the Directors to take such actions as are necessary to give effect to the cross guarantee; and	2,283,721,491 (99.9916%)	192,600 (0.0084%)
	(b)	To ratify, confirm and approve the guarantee agreement dated 15 December 2006 between Shenyang XingYuanDong Automobile Component Co., Ltd. and Shenyang JinBei Automotive Company Limited in relation to the provision of cross guarantee for banking facilities of the other party up to RMB500 million for a period of one year from 1 January 2007 to 31 December 2007 and to authorise the Directors to take such actions as are necessary to give effect to the cross guarantee.	2,283,693,991 (99.9904%)	220,100 (0.0096%)
The Board also announces that the Ordinary Resolution for the proposed increase in authorised share capital and the Special Resolution for the proposed amendment to the Bye-Laws were also duly passed by the Shareholders attending and voting at the Special General Meeting either in person or by their duly authorised representatives by a show of hands at the Special General Meeting.

Computershare Hong Kong Investor Services Limited, the branch share registrar of the Company in Hong Kong, acted as scrutineers for the vote-taking at the Special General Meeting.
As at the date of this announcement, the Board comprises five executive Directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang (Chief Financial Officer); and three independent non-executive Directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 12 February 2007

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